Acorn HoldCo, Inc.

901 Explorer Boulevard

Huntsville, Alabama 35806

VIA EDGAR

November 26, 2021

Attention:	Jeff Gordon
Kevin Stertzel
Sergio Chinos
Jay Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Acorn HoldCo, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed November 12, 2021

File No. 333-259251

Ladies and Gentlemen:

Set forth below are the responses of Acorn HoldCo, Inc. (the “Company” or “Acorn”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 24, 2021, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4, File No. 333-259251, filed with the Commission on November 12, 2021 (the “Preliminary Registration Statement”).

In addition, concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Preliminary Registration Statement (“Amendment No. 3”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions in the responses below correspond to Amendment No. 3, and capitalized terms used but not otherwise defined in the responses below have the meanings given to them in Amendment No. 3.

Form S-4/A Filed November 12, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 167

1.	Please present the weighted average shares outstanding and earnings (loss) per common share of ADVA on the face of your pro forma income statement for each of the periods presented.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 170 and 171 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ADTRAN

Liquidity and Capital Resources, page 255

2.

Please ensure that the amounts presented in MD&A agree to the amounts presented on the face of your financial statements. In this regard, we note your disclosure on page 257 that long-term investments increased 4.7% from $80.1 million as of December 31, 2020 to $80.1 million as of September 30, 2021.

RESPONSE:

The Company acknowledges the Staff’s comment and in response thereto, it has revised its disclosure on page 257 of Amendment No. 3.

Index to Consolidated ADVA Financial Statements, page F-93

3.

You disclose on page 68 that ADVA published its unaudited interim consolidated financial information as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020, prepared based on the recognition and measurement principles of IFRS as adopted by the European Union. We note there were no significant differences between the financial information prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU. Given that this financial information has been published, please tell us what consideration you gave to presenting ADVA’s financial statements as of and for the three and nine months ended September 30, 2021 and 2020 in an amendment to the Form S-4.

RESPONSE:

Amendment No. 3 includes (a) ADVA’s unaudited condensed interim consolidated financial statements as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020 (the “June 30 Financial Statements”) and (b) certain ADVA financial information as of September 30, 2021 and for the three months and nine months ended September 30, 2021 and 2020, which ADVA published on October 20, 2021 (the “Incremental Financial Information”). Pursuant to General Instruction F of Form S-4, the Company may present information about ADVA pursuant to Form F-4 because ADVA is a foreign private issuer under Rule 405 under the Securities Act of 1933, as amended. Form F-4 requires that the financial statements of ADVA comply with Item 8.A of Form 20-F. Pursuant to Item 8.A.5 of Form 20-F, the Company has included the June 30 Financial Statements because Amendment No. 3 is dated more than nine months after the end of the last audited financial year, which ended December 31, 2020. In addition, Item 8.A.5 of Form 20-F provides that if ADVA has published interim financial information that covers a more current period than those otherwise required by Item 8.A.5, the more current interim financial information must be included in the document. In compliance with this additional requirement, the Company included the more recent Incremental Financial Information, which appears in the section entitled “Recent Developments,” because ADVA made this information public, it covers a more current period than the June 30 Financial Statements and it is the extent of ADVA financial information publicly disclosed for periods subsequent to June 30, 2021 as of the date of Amendment No. 3. However, there is no requirement that the Company provide more recent interim financial statements of ADVA where, as here, financial statements for such period have not been prepared or published. Accordingly, the Company respectfully submits that the ADVA financial information in Amendment No. 3 complies with applicable requirements.

The Company also respectfully advises the Staff that, even if ADVA financial statements as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020 had been prepared, it believes that such financial statements would not provide material or meaningful disclosure beyond the financial information about ADVA already included in Amendment No. 3. Specifically, because the Company has already provided the June 30 Financial Statements and the Incremental Financial Information required to be included in Amendment No. 3, it does not believe that any incremental disclosure that would be included in financial statements as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020 would provide material information not already available in Amendment No. 3.

Furthermore, including the June 30 Financial Statements and the Incremental Financial Information in Amendment No. 3 is consistent with ADVA’s historical practice and including ADVA financial statements as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020 would impose a burden on the Company and ADVA that is neither required by Form S-4 nor beneficial to investors. ADVA has historically prepared annual reports containing audited financial statements as of and for fiscal years ended December 31 and six-month reports containing unaudited financial statements as of and for the three and six month periods ended June 30. For quarterly periods ending March 31 and September 30, however, ADVA has only historically provided certain financial information (consistent with the Incremental Financial Information in Amendment No. 3) not in the form of financial statements. Consistent with this historical practice, the Incremental Financial Information ADVA published on October 20, 2021 and included in Amendment No. 3 does not include financial statements.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Tim Cruickshank of Kirkland & Ellis LLP at (212) 446-4794.

Sincerely,

ACORN HOLDCO, INC.

By: /s/ Michael Foliano
Name: Michael Foliano
Title: Chief Financial Officer

cc:	Thomas Stanton

(ADTRAN, Inc.)

Brian Protiva

(ADVA Optical Networking SE)

Tim Cruickshank

Sarkis Jebejian

Carlo Zenkner

(Kirkland & Ellis LLP)

Richard Aftanas

Tiffany Posil

(Hogan Lovells US LLP)

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